Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
NRG Energy, Inc. today issued the following open letter to NRG stockholders regarding Exelon Corporation’s unsolicited proposal to exchange 0.485 of its shares for each share of NRG stock. This open letter has been posted to the Company’s website at www.nrgenergy.com.
[NRG ENERGY, INC. LETTERHEAD]
December 30, 2008
Dear NRG Stockholders:
You probably saw a letter from Exelon dated December 23rd encouraging you to tender your NRG shares into their exchange offer on or before January 6th. We continue to strongly recommend that you NOT tender any of your shares into Exelon’s offer since, as we have previously conveyed to you, on November 24, 2008, NRG’s Board of Directors rejected Exelon’s exchange offer as inadequate, dilutive, and significantly undervaluing NRG. And there has been no improvement in the value or terms of the Exelon offer since that time.
Since Exelon has made a concerted effort to persuade NRG shareholders of both the strategic and tactical merits of tendering your shares to them at this juncture, let us give you four reasons why you should NOT tender your shares:
1.	Exelon’s offer is too low. As our Board determined and we have stated, Exelon’s offer, quite simply, undervalues NRG on both an absolute basis and relative to the fractional shares of Exelon that NRG shareholders would be ultimately receiving in the exchange. As an example, we estimate that NRG would generate 25% to 30% of the combined entity’s free cash flow through 2009; however Exelon’s offer only provides NRG’s stockholders with approximately 17% ownership of the combined company. Normally, the shareholders of the company being sold receive a premium to fundamental economic value, not a discount.

2.	Exelon’s offer has failed to state a compelling value proposition from the combining of the companies. Exelon, to date, has not provided any specifics as to the cost or the terms of the debt financing required to implement the proposed transaction; has not provided a detailed plan for ensuring that the combined company secures and retains the investment grade rating that they themselves deem critical to the transaction and the success of the combined company thereafter; has not explained how, in this distressed economic climate, they will ensure that they will be allowed to realize their own ‘growth’ potential which appears to be largely dependent on a benign political/regulatory environment in Pennsylvania and Illinois; and has not indicated how the combined company’s portfolio will be hedged nor what the collateral arrangements are in support of a hedging strategy.

NRG release

3.	Exelon seeks to secure for itself the value of NRG’s embedded growth potential before the market recognizes it. We believe Exelon’s offer does not take into account the value of the substantial repowering initiatives of NRG, launched in 2006 and implemented with considerable success since then. These include our repowerings and new conventional projects in California, Texas, and Connecticut as well as our new wind farms and other alternative energy initiatives. Most notably, Exelon, having just recently announced a decision to start over with its nuclear development using a different technology, is seeking to secure unto itself the value of NRG’s leading nuclear development initiative.

4.	Exelon’s offer seeks to secure all optionality associated with the transaction for itself and its shareholders. Exelon seeks to reassure you that you retain your individual optionality with respect to your NRG shares over the many months that Exelon expects will be required to satisfy the numerous conditions and to secure the many necessary approvals. That is not the case. In fact, Exelon’s offer is subject to numerous conditions and if any one of them is not satisfied Exelon can decide to walk away from the transaction without compensating NRG shareholders. Most recently, in a letter to its own employees Exelon admitted that given the uncertainty around the transaction it will be necessary to extend the tender offer several times and that it cannot buy even a single share of NRG stock in January.
Since our Board’s response, Exelon has initiated various regulatory approval processes at both the state and federal levels. As we have previously noted, we believe that these steps are premature and represent a squandering of resources of all concerned. Our viewpoint was reinforced last week by the California Public Utility Commission’s rejection of Exelon’s filing of an application for approval to acquire control of NRG’s thermal utility subsidiary.
We believe that Exelon has a very good idea of what NRG’s true value is and what value range will elicit cooperation from NRG’s management and Board of Directors. Exelon has never indicated what increase in the exchange ratio they might be able to offer or what fact(s) they might be able to confirm if allowed to perform due diligence. Evidently because they decided that they cannot or will not ‘pay up’, they chose to take advantage of the general market dislocation this fall to try to buy NRG on the cheap.
We believe stockholders should NOT tender their shares, thereby sending Exelon a message they already know—that their offer is inadequate and not in the best interests of NRG’s stockholders. If enough NRG shareholders send Exelon that message, we are convinced that they will—if they have it within them—improve their offer by a considerable amount.

Sincerely,

/s/ David Crane	/s/ Howard Cosgrove

David Crane	Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board

NRG release

Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 28, 2008, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov.